

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2024

Winnie Wong
Chief Financial Officer
Silver North Resources Ltd.
Suite 410 - 325 Howe Street
Vancouver, BC, Canada V6C 1Z7

> **Re: Silver North Resources Ltd.**
> **Form 20-F for the Fiscal Year ended September 30, 2023**
> **Filed February 22, 2024**
> **File No. 000-55193**

Dear Winnie Wong:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation